                                   FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                   FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                            [FEE REQUIRED]

For the fiscal year ended: June 30, 2000

Commission file number:    0-12751


     A.   Full title of the plan:

                      DeVry  Inc. Profit Sharing Retirement Plan



     B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                      DeVry Inc.
                      ONE TOWER LANE, SUITE 1000
                      OAKBROOK TERRACE, ILLINOIS  60181





                              REQUIRED INFORMATION

The Plan's audited financial statements and other required information are attached on the following pages.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    DeVry Inc. Profit Sharing Retirement Plan
                                    -----------------------------------------
                                                   (Name of Plan)



Date: December 28,2000              By: /s/Marilyn J. Cason
                                       ----------------------------------
                                        Marilynn J. Cason - Administrator


                           Total Number of Pages 11

                                  DEVRY INC.
                       PROFIT SHARING RETIREMENT PLAN
                            --------------------


                             TABLE OF CONTENTS

                                                              PAGE(S)
                                                              -------
Report of Independent Accountants                                3

FINANCIAL STATEMENTS
---------------------
     Statements of Net Assets Available for Plan
       Benefits at June 30, 2000 and 1999                        4

     Statements of Changes in Net Assets Available for Plan
       Benefits for the Years Ended June 30, 2000 and 1999       5

     Notes to Financial Statements                               6 -10

ADDITIONAL INFORMATION
----------------------
     Schedule of Assets Held for
       Investment Purposes at June 30, 2000                     11








     Other supplemental schedules required by the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the DeVry Inc. Profit Sharing Retirement Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the changes in net assets available for benefits of the DeVry Inc. Profit Sharing Retirement Plan (the "Plan") at June 30, 2000 and June 30, 1999, and the changes in net assets available for benefits for each year in the two-year period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Chicago, Illinois
December 22, 2000

                                  DEVRY INC.
                        PROFIT SHARING RETIREMENT PLAN
                             --------------------
                           STATEMENTS OF NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS
                             --------------------

                                                          June 30,
                                                ----------------------------
                                                    2000             1999
                                                    ----             ----
ASSETS:

Investments, at Market Value  (Note 5)          $148,724,260    $130,435,319

Receivables:
    Employee 401(k) Contributions (Note 1)           347,049          19,458
    Employee Loan Repayments                              -            4,887
    Company Contributions (Note 1)                 3,381,483       2,701,221
                                                 -----------     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS          $152,452,792    $133,160,885
                                                 ===========     ===========



     The accompanying notes are an integral part of these statements.

                                    DEVRY INC.
                         PROFIT SHARING RETIREMENT PLAN
                              --------------------
                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                              --------------------

                                                                   For the Year Ended
                                                                        June 30,
                                                              ----------------------------
                                                                  2000            1999
                                                                  ----            ----
ADDITIONS TO NET ASSETS AVAILABLE FOR
    PLAN BENEFITS ATTRIBUTED TO:

    Employee 401(k) Contributions                               $8,441,077      $7,405,867
    Company 401(k) Matching Contributions                        1,606,209       1,189,266
    Company Discretionary Contributions                          3,307,826       2,697,147
    Assets Transferred from Other Plans (Note 1)                 1,466,907         273,643
    Interest and Dividends on Invested Funds                     3,571,648       3,680,858
    Realized and Unrealized Gains on Invested Funds (Note 2)    13,296,427      10,459,341
                                                               -----------     -----------
             TOTAL ADDITIONS                                    31,690,094      25,706,122
                                                               -----------     -----------
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
    PLAN BENEFITS ATTRIBUTED TO:

    Investment and Administrative Expenses                         300,660          69,331
    Distributions to Employees                                  11,264,294       6,412,973
    Realized and Unrealized Losses on Invested Funds (Note 2)      833,234       1,676,406
                                                               -----------     -----------
             TOTAL DEDUCTIONS                                   12,398,188       8,158,710
                                                               -----------     -----------
             NET ADDITIONS                                      19,291,906      17,547,412

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

    Beginning of Year                                          133,160,885     115,613,473
                                                               -----------     -----------
    End of Year                                               $152,452,791    $133,160,885
                                                               ===========     ===========



      The accompanying notes are an integral part of these statements.

                                  DEVRY  INC.
                      PROFIT  SHARING  RETIREMENT  PLAN
                           ----------------------
                      NOTES  TO  FINANCIAL  STATEMENTS

                         JUNE  30,  2000  AND  1999
                         --------------------------


NOTE 1 -  GENERAL DESCRIPTION OF THE PLAN
-----------------------------------------
The following brief description of the DeVry Inc. Profit Sharing Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan, as amended, is a participant directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all United States employees of DeVry Inc. (the Company), and its subsidiaries, eligible on the first payroll of the month following completion of thirty days of service. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan. The Plan covered 2,787 and 2,727 of the Company's employees at June 30, 2000 and 1999, respectively. This includes 457 and 649 former employees for whom benefits had not yet been distributed as of June 30, 2000 and 1999, respectively.

The Company is the administrator of the Plan. The Company has engaged Merrill Lynch/Howard Johnson & Company to perform certain administrative and record
keeping services.   Bank of America is the Plan's trustee.

Pursuant to the Plan, eligible employees may elect to contribute from 1-15% of their annual eligible compensation on a before-tax basis as limited by the Internal Revenue Code. Highly compensated employees of the Company, as defined by the Internal Revenue Code, are limited to contributing a maximum of 10% of their compensation. In accordance with the Internal Revenue Code, eligible employees could contribute a maximum of $10,500 and $10,000 during of the calendar years 2000 and 1999, respectively.

The Company makes a matching contribution for all participants who have elected to make 401(k) contributions. This matching contribution is equal to 1% of gross pay if a participant contributes 1% of their eligible compensation. The matching contribution is 2% if a participant contributes 2% or more of their eligible compensation. The Company may also make a discretionary contribution in an amount determined annually by its board of directors.

Participants in the Plan may elect each month to invest their contributions and previousaccount balances in multiples of 5% in any of the funds described below. However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

Government Securities Money Market Fund
---------------------------------------
     Invests in direct U.S. Government obligations including Treasury bills and other short-term securities backed by the full faith and credit of the U.S. Government. The assets are managed by the Vanguard Group as part of the Vanguard Money Market Reserves-U.S. Treasury Portfolio.

----------------------------------------------------
Participating and Experience Rated Investment Contract
------------------------------------------------------
     Provides a guarantee of principal by Connecticut General Life Insurance Company and a targeted fixed rate of return. This rate of return is adjusted annually to reflect the actual investment performance of the asset portfolio. The asset portfolio consists primarily of intermediate term bonds, with a small percentage in commercial mortgages. This contract does not have a fixed maturity date. The assets are managed by the Connecticut General Life Insurance Company.

Balanced Fund
-------------
     Invests in a broadly diversified portfolio of high yielding securities including common stocks, preferred stocks and bonds. Emphasis is placed principally on current income with capital growth a secondary
     consideration.   These assets are managed by Fidelity Investment Services
     as part of the Fidelity Puritan Fund.

Value Equity Fund
-----------------
     Invests in a diversified portfolio of common stocks of companies whose shares are selling at discounted valuation levels or are expected to have above average future dividend growth. The assets in this fund are managed by Bank of America as part of the Bank of America Large Cap Core Equity Fund.

Aggressive Growth Equity Fund
-----------------------------
     Invests in common stocks of small and medium size companies with expected high growth rates, financial strength, a low current valuation, and management expertise and innovation. The assets are managed by Gardner Lewis Asset Management as a part of the Chesapeake Aggressive Growth Fund.

DeVry Inc. Stock Fund
---------------------
     Invests only in the common stock., $0.01 par value, of the Company. Assets are managed by the Plan's trustee, Bank of America.

Bond Fund
---------
     Invests in high-quality, highly liquid fixed income securities. The fund may invest in investment grade fixed-income securities, including U.S. Government (and agency) securities, corporate bonds, mortgage-related securities, and asset backed securities. The assets are managed by Lincoln Capital Management Company as part of the Ariel Growth Premier Bond Fund.

The number of participants in each of the Plan's funds was as follows:

                                                           June 30,
                                                        2000      1999
                                                       -----     -----
     Government Securities Money Market Fund           1,420       809

     Participating Investment Contract                 1,076     1,108

     Balanced Fund                                     1,086       990

     Value Equity Fund                                 1,848     1,780

     Aggressive Growth Equity Fund                     1,380     1,205

     DeVry Inc. Stock Fund                             1,523     1,660

     Bond Fund                                           378       323

----------------------------------------------------
Participants are fully vested in their 401(k) contributions and related investment earnings or losses. Participant's vest in the Company's matching and discretionary contributions and related investment earnings and losses based upon the following vesting schedule:

                   Years of Service                Vesting %
                   ----------------                ---------
                          1                           20%
                          2                           40%
                          3                           60%
                          4                           80%
                          5                          100%

Participant contributions and the Company's contribution for its 1% or 2% match of compensation of participants who make 401(k) contributions on a before-tax basis are allocated after each payroll to participants' accounts. The Company's discretionary contribution, if any, is allocated to participants' accounts following the end of the plan year for which the contribution is declared. As of June 30, 2000, the discretionary contribution of $3,307,162 for plan year 2000 had not yet been allocated to participants' accounts. Interest, dividends and investment gains or losses are allocated to participants' accounts daily. Allocations are based upon participants' earnings, seniority or account balances as defined in the Plan. Forfeitures of the unvested or unclaimed portions of former participants' balances are periodically allocated to the accounts of the remaining participants.

Former employees may elect to receive a lump sum distribution or, under certain circumstances, to maintain their vested account balances in the Plan but they are not eligible to receive any future Company matching or discretionary contributions.

Active participants may, under certain circumstances, withdraw a portion of their 401(k) account balance. These withdrawals may be in the form of loans which are to be repaid with interest over a period not to exceed 5 years (10 years under certain limited circumstances). Permanent withdrawals of contributions, but not earnings, may also be made if the Internal Revenue Service (IRS) defined hardship conditions are met. A permanent withdrawal is treated as a taxable distribution to the participant. Upon retirement or after age 59 1/2, participants may elect a lump sum distribution or one of several annuity payment plans.

The Company anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to participants' accounts will be allocated in accordance with the provisions of the Plan. The resultant participants' accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

NOTE 2 -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
--------------------------------------------------------
Basis of Accounting
-------------------
The financial statements of the Plan are reported on the accrual basis of accounting.

Contributions
-------------
Contributions from participants are recorded in the period payroll deductions are made. The Company's 401(k) matching contributions are recorded in the same period as the participant contributions are made. The Company's discretionary contribution, if any, is recorded in the period for which the contribution is declared.

NOTE 2 -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES, continued
-------------------------------------------------------------------
Investment Valuation
--------------------
Investments held by the insurance company are stated at the value as determined by the insurance company which approximates fair market value. Participant loans receivable are stated at cost which approximates fair market value. All other investments are stated at market value as determined by public market prices at June 30, 2000 and 1999 respectively. Income from investments is recognized when earned.

Realized and Unrealized Gains (Losses)
--------------------------------------
Includes both realized and unrealized gains and losses on invested funds.

Expenses
--------
Investment expenses incurred by the managers of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by the Company.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------
The Plan provides for various investment options in several mutual funds. Investing in mutual funds presents various risks, such as interest rate and market volatility. Due to the level of risk associated with certain investment options and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE 3 -  DISTRIBUTIONS  PAYABLE
--------------------------------
As of June 30, 2000, there were no participant distributions payable. Participant distributions for participant requests approved and payable but not distrubuted as of June 30, 1999 are as follows:

                                                             June 30,
                                                               1999
                                                             --------
     Government Securities Money Market Fund                 $ 18,300
     Participating and Experience Rated
          Investment Contract                                 145,700
     Balanced Fund                                             14,600
     Value Equity Fund                                        141,500
     Aggressive Growth Equity Fund                             14,100
     DeVry Inc. Stock Fund                                     46,600
     Bond Fund                                                  2,900
                                                             --------
          Total                                              $383,700
                                                             ========
The treatment of the participant distributions payable on IRS Form 5500 is different than the treatment in the Plan's financial statements where such amounts are included in net assets available for Plan benefits.

NOTE 4 -  TAX  STATUS  OF  THE  PLAN
------------------------------------
The Plan has received a favorable determination letter from the IRS dated April 20, 1995. Furthermore, the Company believes the Plan has been administered in accordance with Internal Revenue Code requirements and is therefore exempt from federal income taxes.

NOTE 5 -  STATEMENTS  OF  NET  ASSETS  AND  CHANGES  IN  NET  ASSETS
--------------------------------------------------------------------
Investments which represent at least 5% of Net Assets Available for Plan Benefits consist of the following:

                                                                 June 30,
                                                        -------------------------
                                                           2000          1999
                                                           ----          ----
 Connecticut General Life Insurance -
    Participating Investment Contract
    (Contract # 012-9202; 7.37% and 6.75% at
     June 30, 2000 and 1999, respectively)             $ 28,366,075  $ 26,665,788

 DeVry Inc. Common Stock (726,303 and 728,319
    shares at June 30, 2000 and 1999, respectively)      19,201,636    16,296,138

 Bank of America - Value Equity Fund (942,674.854
    and 967,125.365 units at June 30, 2000 and 1999,
    respectively)                                        63,979,625    59,976,512

 Chesapeake - Aggressive Growth Equity
    Fund (798,664.447 and 662,340.893 units at
    June 30, 2000 and 1999, respectively)                19,343,653    11,531,355

 Fidelity - Balanced Fund (472,232.370 and 428,272.248
    units at June 30, 2000 and 1999, respectively)        8,896,858     8,852,387

 All other investments                                    8,936,413     7,113,139
                                                        -----------   -----------
                                                       $148,724,260  $130,435,319
                                                        ===========   ===========

NOTE 6 -  SUBSEQUENT EVENT
--------------------------
As of July 1, 2000, the Company has retained American Express Retirement Services to perform the record keeping and trustee functions formerly performed by Merrill Lynch/Howard Johnson & Company and Bank of America, respecitvely. Along with this change, many of the investment funds previously offered were replaced with funds offering a larger array of investment styles. The Bank of America Large Cap Core Equity Fund (Value Equity Fund) and the DeVry Inc. Stock fund were retained as investment choices. No other significant provisions of the Plan were changed.

                                                                           SCHEDULE I

                                    DEVRY INC.
                          PROFIT SHARING RETIREMENT PLAN
                               --------------------
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        ----------------------------------
                                  June 30, 2000
                                  -------------

 (a)              (b)                             (c)                         (e)
      Identity of issue, borrower             Description of                Current
      lessor, or similar party                 Investments                   Value
      ---------------------------  ------------------------------------   ------------
      Connecticut General          Participating Investment Contract
      Life Insurance Company          (Contract # 012-9202; 7.37%)         $28,366,075


      Vanguard Money                U.S. Treasury MM Portfolio
      Market Reserves, Inc.           (4,084,834.69 units)                   4,084,835


      Fidelity Investment          Fidelity Puritan Fund
      Services                        (472,232.370 units)                    8,896,858

    1 Bank of America              Bank of America Large Cap Core Equity
                                      Fund (942,674.854 units)              63,979,625

      Gardner Lewis Asset          Chesapeake Aggressive Growth Fund
      Management, Inc.                (798,664.447 units)                   19,343,653

    1 Bank of America,             DeVry Stock Fund
      Trustee                         (726,303 shares)                      19,201,636

      Lincoln Capital              Ariel Growth Premier Bond Fund
      Management Company              (137,845.547 units)                    1,346,751

    1 Bank of America,             Participant Loans
      Trustee                         (Interest Rates of 7.0% to 12.5%)      3,469,541

      MUTUAL/COLLECTIVE FUNDS - SHORT TERM

    1 Bank of America              Bank of America Short Term
                                   Investment Fund                              35,288
                                                                           -----------
                                                                          $148,724,260
                                                                           ===========

    1 Party-in-interest